SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



        Prospectus filed pursuant to Rule 425 under the Securities Act of
             1933 and deemed filed pursuant to Rule 14d-2 under the
                         Securities Exchange Act of 1934



                                 March 26, 2002



                                    Telia AB

                                 (Name of Filer)



                               Sonera Corporation

                                (Subject Company)



                                     0-30340

                   (Exchange Act File No. of Subject Company)

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY TELIA AB ON MARCH 26, 2002 AND FURNISHED BY SONERA CORPORATION ON MARCH 26, 2002 ON A FORM 6-K WITH THE SEC.

                                                                 [TELIA GRAPHIC]


NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, AUSTRALIA OR JAPAN.



Press Release - 26 March 2002



                            Telia and Sonera to Merge

              Creating the New Leader in Nordic Telecommunications



The Swedish and Finnish telecommunications companies Telia and Sonera are today announcing plans to merge. The combination of the companies will create the leading telecommunications group in the Nordic and Baltic regions with combined preliminary pro-forma 2001 revenues of SEK 83 billion or EUR 9.0 billion and approximately 34,000 employees.

     o The Boards of Telia and Sonera have decided that the companies will merge.

     o The merger will be effected through an exchange offer (the "Exchange Offer") to all shareholders of Sonera by Telia. Sonera shareholders will receive 1.51440 Telia shares in exchange for each Sonera share.

     o Based on the closing prices of the Sonera and Telia shares on March 22, 2002 the Exchange Offer corresponds to a premium of 15.8%1 for Sonera shareholders

     o Pro-forma ownership of the new group will be 64% for current Telia shareholders and 36% for current Sonera shareholders, assuming 100% acceptance of the Exchange Offer.

     o The combined company will have a primary listing on the Stockholm Exchange and will seek secondary listings on the Helsinki Stock Exchange and in the United States.

     o Initially, the company will continue under its current brand architecture based on local brands. The name of the new company will be decided later.

     o The company will be domiciled and headquartered in Stockholm. The corporate language will be English.

     o Both the Swedish and Finnish government have agreed to fully support the merger and have signed a shareholder agreement. Subject to market conditions, each shareholder intends to reduce its shareholding in the combined company during the five years following closing. The two governments have committed not to sell any shares prior the closing.

     o A home market consisting of the Nordic countries and the Baltic region provides a solid platform for serving a population of over 31 million people for all of their communication needs. The combined entity is expected to have 8.1 million mobile customers and 7.6 million fixed line customers across the Nordic and Baltic regions. The associated companies of the combined group are expected to have 14.6 million mobile and 1.2 million fixed line subscribers.

     o The company will significantly strengthen its position in the Baltic region. Three of the jointly owned Baltic assets, namely UAB Omnitel, AB Lietuvos Telekomas and Latvijas Mobilais Telefons SIA, will become consolidated subsidiaries of the combined entity.

     o The company has additional growth opportunities in the Russian and Eurasian mobile businesses based on proven GSM technology.

     o Additional growth opportunities from Carrier business.


1 Based on the closing prices on March 22, 2002 (the last closing prices prior to the announcement of discussions between Telia and Sonera) of the Sonera share on the Helsinki Stock Exchange (EUR 5.70) and the Telia share on the Stockholm Exchange (SEK 39.30) and a SEK/EUR exchange rate 9.01555.

     o Telia and Sonera expect to derive significant cost and capital expenditure synergies as a result of the combination.

            o Cost synergies. Once fully realised, in 2005, the annual cost synergies are expected to amount to SEK 2.7 billion (EUR 300 million). Approximately 50% of the full amount is expected to be realised in 2003, and 75% in 2004.

            o Capital expenditure synergies. Capital expenditure savings are expected to peak at around SEK 900 million (EUR 100 million) in 2004. Ongoing capital expenditure savings post 2005 are expected to be SEK 450 million (EUR 50 million) per annum.

            o One-off costs 2002 - 2003. One-off costs (excluding transaction costs) resulting from the combination are expected to be limited in 2002 and around SEK 2.3 billion (EUR 250 million) in 2003.

            o Total synergies post 2005. Telia and Sonera conservatively estimate the total pre-tax cash flow synergies to be approximately SEK 2.7 billion (EUR 300 million) per annum post 2005.

     o The combined Group is expected to have a strong balance sheet and cash flow profile with a preliminary pro-forma net debt of SEK 36.7 billion (EUR 3.9 billion) or 1.8 times pro forma EBITDA as of December 31, 2001.

     o Tapio Hintikka, the Chairman of Sonera, is proposed to be Chairman of the Board of Directors and Lars-Eric Petersson, the Chairman of Telia, is proposed to be deputy Chairman. The Board of Directors will comprise a total of nine non-executive members. Initial members, in addition to the two current Chairmen, will include three representatives from each of the current boards and one newly appointed independent Director. As of the first Annual General Meeting of the combined Group, two of the members appointed from the current boards (one from each company), will step-down and two new independent Directors will be appointed. The Nomination Committee of the combined Group will comprise the Chairman and deputy Chairman. It is the intention that the board members appointed and re-appointed at the Annual General Meeting in 2003 will serve at least until the Annual General Meeting in 2005.

     o A new Chief Executive Officer for the combined group will be appointed from outside the two companies. Harri Koponen, the current President & CEO of Sonera, will become Deputy CEO. The integration is led by a steering group formed by Tapio Hintikka and Lars-Eric Petersson. Before the new CEO is in place Mr Koponen and Mrs Nivert will have key roles in the integration activities.

Lars-Eric Petersson, Chairman of Telia, commented:

"This transaction constitutes the first major step in the Nordic consolidation within the industry. Through this we will together be able to benefit from a larger scale operation in the Nordic and Baltic regions. The combined company will be in a very good position for the future shaping of the telecommunications industry. I believe the combination of Telia and Sonera will bring substantial benefits to its customers, employees and shareholders."

Tapio Hintikka, Chairman of Sonera, described the transaction in the following terms:

"This new entity has a strong presence in the world's most advanced telecommunications markets with highly innovative service operations to drive further growth. In addition, the combined company will have strong cash flows and growth opportunities in the Baltic States, Russia and Eurasia. The combined company will be in a very strong position to play an active part in the possible future consolidation of the sector."

Marianne Nivert, President & Chief Executive Officer of Telia, commented:

"Since I took over as CEO of Telia 18 months ago, we have worked steadily to lay down a sustainable strategy for our core business, to direct our focus towards the Nordic and Baltic regions and to identify and divest non-core operations. Our successful streamlining has strengthened the Telia group financially and focussed the organisation towards our core operations. We believe that the combination of our joint resources will create significant opportunities to create further value through the extraction of significant synergies and sharing of our best practices."

Harri Koponen, President & Chief Executive Officer of Sonera, commented:

"I am excited to join in as the Deputy CEO and to start to integrate these two fine companies. We have in the past nine months carried out a significant restructuring and repositioning of Sonera. This new customer-oriented organisation and focus on service development increases our ability to add value to our customers. The combined group will be able to provide our customers with a significantly better service throughout the region."

Additional information about the proposed transaction will be made available to Telia's shareholders in connection with the shareholders' meeting to be called to approve the increase in its share capital and in an offer document to Sonera's shareholders prior to the commencement of the Exchange Offer.

Preliminary pro form a financial information for the combined group, the principal terms of the combination and brief information on Telia and Sonera are set out below.

Telia's corporate news releases can be accessed at Telia's web site: www.telia.com.

Sonera's corporate news releases can be accessed at Sonera's web site: www.sonera.com.

Information on the proposed merger will be provided today, March 26, 2002, in connection with the following events:

                                                                         Finnish time     Swedish time
Press conference Helsinki                                                       16.45            15.45
Sonera's Headquarter, Teollisuuskatu 11 D, Helsinki. Venue: Auditorium

Web-casted at www.sonera.com

Press conference Stockholm                                                      20.30            19.30
Telia's Visionscenter, Vitsandsgatan 9, Farsta. Venue: Hoersalen

Web-casted at www.telia.com, section Investor Relations

Call-in-meeting for analysts, investors and media                               22.00            21.00

Information will be sent out separately.

The following people will be present at the press conferences:

Mr. Lars-Eric Petersson, Chairman, Telia AB

Mr. Tapio Hintikka, Chairman, Sonera Corporation

Mrs. Marianne Nivert, President & CEO, Telia AB

Mr. Harri Koponen, President & CEO, Sonera Corporation

Mr. Bo Jacobsson, CFO, Telia AB

Mr. Kim Ignatius, CFO, Sonera Corporation


The following people will speak at the call-in-meeting for analysts, investors and media:

Mr. Tapio Hintikka, Chairman, Sonera Corporation

Mrs. Marianne Nivert, President & CEO, Telia AB

Mr. Harri Koponen, President & CEO, Sonera Corporation


Inquiries:

Telia                                                    Sonera
Michael Kongstad                                         Jari Jaakkola
SVP Corporate Communications                             EVP Corporate Communications and Investor
Phone : +46 8 713 64 10                                  Relations
                                                         Phone : +358 2040 651 70
Tobias Lenner
VP Investor Relations & External Communications          Samppa Seppaelae
Phone : +46 8 713 66 49                                  VP Investor Relations
                                                         Phone :+358 2040 634 16

Background to and Benefits of the Transaction

Telia and Sonera are both active in some of the most developed telecommunications markets in the world. Both companies also have joint interests in leading mobile and fixed line operators in the Baltic and Russian markets.

The combination of Telia and Sonera will provide enhanced growth potential based on the current market position and the strategic fit of the two companies. The Boards and managements of Telia and Sonera believe that the future prospects for both companies will be significantly improved through this merger.

The close geographic proximity of the companies and the shared strategic values will be very important in realising the benefits of the combination. The benefits will be incremental to the cost saving and capital efficiency focus programmes that have been introduced at both Telia and Sonera. Both these programmes will be continued and further strengthened through the combination.

The most important benefits of the combination are summarised below:

o Larger customer base in the Nordic region and strong market leadership The combined group will be the largest telecommunications operator in the Nordic region. The combined group will be the leading mobile operator in Sweden and Finland, the second ranking operator in Norway and the fourth ranking operator in Denmark (based on number of subscribers). The total controlled mobile subscriber base will be 8.1 million following the combination. The combined group will also be the largest fixed voice and data provider in the region with leading positions in Sweden, Finland and Denmark.

     The significantly increased scale will enable the combined group to serve its clients better. The combined group will be able to offer seamless services to corporates throughout the region. The customer base of the combined group will also allow for faster development of integrated fixed and mobile service offerings.

o    Consolidation of Baltic position
     The combination will substantially strengthen the existing positions of the companies in the Baltic region. AB Lietuvos Telekomas (combined entity 60%) and UAB Omnitel (55%) in Lithuania, Latvijas Mobilais Telefons SIA (direct and indirect combined 60%) in Latvia will become consolidated subsidiaries of the group. The combined ownership in AS Eesti Telekom (Estonia) and Lattelekom SIA (Latvia) will be 49%.

o    Strong financial resources and cash flows
     The financial position of the combined group will be a solid and stable base from which to execute the strategy. In addition, the cash flow generation of the combined group will ensure that the balance sheet of the combined group remains strong.

     The combined net debt following the combination will amount to SEK 36.7 billion (EUR 3.9 billion). This represents a net debt to equity ratio of 29.6% and a net debt to EBITDA ratio of 1.8 times (based on preliminary pro-forma figures as of December 31, 2001).

o    Significant synergies
     Telia and Sonera expect to derive significant cost and capital expenditure synergies as a result of the combination.

              o Cost synergies. Once fully realised, in 2005, the annual cost synergies are expected to amount to SEK 2.7 billion (EUR 300 million). Approximately 50% of the full amount is expected to be realised in 2003, and 75% in 2004.

              o Capital expenditure. Capital expenditure savings are expected to peak at around SEK 900 million (EUR 100 million) in 2004. Ongoing capital expenditure savings post 2005 are expected to be SEK 450 million (EUR 50 million) per annum.

              o One-off costs 2002 - 2003. One-off costs (excluding transaction costs) resulting from the combination are expected to be limited in 2002 and around SEK 2.3 billion (EUR 250 million) in 2003.

              o Total synergies post 2005. Telia and Sonera conservatively estimate the total pre-tax cash flow synergies to be approximately SEK 2.7 billion (EUR 300 million) per annum post 2005.

o    Strengthened position in growth areas of Russia and Eurasia
     Furthermore, the combined group will have a direct and indirect holding of 44% in the Russian mobile operator MegaFon (pending the completion of the MegaFon transaction), 37% in the Turkish mobile operator Turkcell as well as a 59% holding in Fintur International (pending the ongoing Fintur-restructuring), which operates in emerging mobile markets by holding a 51% interest in Azercell Telecom B.M. of Azerbaijan, an 83% interest in Geocell LLC of Georgia, a 51% interest in GSM Kazakhstan LLP of Kazakhstan, and a 77% interest in Moldcell S.A. of Moldova.

o    Footprint and customer base will attract best partners
     The transaction constitutes a major step in the Nordic telecommunications industry consolidation. A larger scale operation and the combined competence of Telia and Sonera will make the combined entity a strong partner in the future shaping of the telecommunications industry in the Nordic and Baltic regions as well as globally.


Immediate Implementation Priorities

The ongoing key actions of the respective companies include:

o    Continue Sonera's 3G commitments
     Sonera has committed to cap its expenditure and investment in its international 3G ventures to no more than SEK 4.5 billion (EUR 500 million) over the next 10 years. These commitments will remain fully intact in the enlarged group.

o Transformation of the International Carrier into a financially viable operation: eliminate cash flow losses through strong sales focus with a minimum of further capital expenditure. The network is now nearly completed, which is expected to reduce capital expenditures dramatically to SEK 1.5 billion (EUR 166 million) in 2002. A large portion of the costs in this business are fixed which means that additional sales will improve margins significantly.

o Continue improvement of the operational performance in Danish mobile Telia has already taken actions to improve the Danish operations, and the new GSM 900 network, which is due to be completed in the summer of 2002, will improve its market position in Denmark.

o    Continued restructuring of Sonera's services business
     Sonera commenced a restructuring of its services businesses in 2001 and has made a commitment that EBITDA losses from the services businesses will not exceed SEK 450 million (EUR 50 million) in 2002 (after the disposal of Sonera Info Communications). This restructuring is proceeding well and will be continued following the combination.

The immediate implementation priorities, following the completion of the transaction, for the combined group will be:

o    Exit Telia's Finnish mobile business
     Telia is committed to exit its mobile business in Finland following the completion of the transaction. This is the only direct overlapping operation between the two companies.

o    Consolidate Baltic operator footprint
     The combined position will be substantially strengthened in the Baltic region. The combined group will have controlling interests in three Baltic operators.

o    Develop unified pan-Nordic and Baltic services
     The combined footprint of the companies will enable the provision of a unified set of services for customers throughout the region. This will improve revenue generation capacity and cost effectiveness.

o Implement synergy plans and integration as catalyst for improved performance Telia and Sonera have identified 16 different areas of synergies. Total pre-tax cash flow synergies are expected to amount to approximately SEK 2.7 billion (EUR 300 million) on an annual basis after year 2005 onwards.

The Exchange Offer

Pursuant to the terms of the combination agreement (the "Combination Agreement"), Telia will make an offer:

      (i)   to the holders of Sonera shares, to exchange each Sonera share for
      1.51440 Telia shares (the "Exchange Ratio");

      (ii)  to the holders of Sonera ADSs, to exchange each Sonera ADS for
      1.51440 Telia ADSs; and

      (iii) to the holders of warrants issued pursuant to Sonera's 1999 and 2000 stock option programs (the "Sonera Warrants"), to exchange each Sonera Warrant for one new warrant to be issued by Telia (the "Telia Warrants"). The Telia Warrants will be exercisable into Telia shares and will, to the extent possible, in all other respects, including number of shares, exercise price and other terms an conditions, reflect the terms and conditions of the Sonera Warrants, adjusted by the Exchange Ratio.

The Exchange Offer is, among other things, conditional upon;

      o that a number of Sonera's shares (including shares represented by ADSs) representing more than 90% of the shares and votes in Sonera (on a fully diluted basis), shall have been tendered and not withdrawn prior to the expiration of the Exchange Offer;

      o receipt by Telia of all requisite approvals for the Exchange Offer and the combination (including clearance by the European Commission);

      o requisite approval by an extraordinary shareholders meeting of Telia to issue the ordinary shares and warrants necessary to implement the Exchange Offer;

      o that the Combination Agreement shall not have been terminated by either Telia or Sonera in accordance with its terms;

      o that there are no circumstances which prevent or materially hinder the implementation of the Exchange Offer or the combination of the businesses of Telia and Sonera due to legislation, legal rulings, decisions by public authorities or the like in Sweden, Finland or elsewhere, which exist or are anticipated at the time, or due to other circumstances beyond the control of Telia, including without limitation, that Telia determines in good faith, following consultation with Sonera, that the cash offer price to be paid by Telia for each share of Sonera in connection with the mandatory redemption offer that Telia may be required to make pursuant to applicable Finnish law following the completion of the Exchange Offer would, pursuant to an opinion of independent, reputable legal counsel based upon a ruling of or consultation with the Finnish Financial Supervisory Authority, be higher than the equivalent cash value of the Telia shares offered in exchange for each such share pursuant to the terms of the Exchange Offer as determined pursuant to applicable Finnish law; provided that the difference between such offer price to be paid in such mandatory redemption offer and such cash value of the Telia shares multiplied by the aggregate number of shares issued and outstanding in Sonera, exceeds EUR 300 million; and

      o that the Telia shares to be issued pursuant to the Exchange Offer are authorized for listing on the Stockholm Exchange and the Helsinki Stock Exchange and the Telia's ADSs to be issued pursuant to the Exchange Offer have been approved for trading on Nasdaq and that certain actions pursuant to the U.S. securities laws have been effected (as described in more detail in the Combination Agreement).

Telia may issue up to a total of 1,688,175,000 new ordinary shares in exchange for Sonera shares (excluding Telia shares which may be issued in exchange for new Sonera shares subscribed for pursuant to Sonera Warrants). The ordinary Telia shares to be issued pursuant to the Exchange Offer will entitle the holder to dividends and other capital distributions pari passu with all other holders of ordinary Telia shares as from (and including) the financial year 2002.

The combination will be effected in accordance with the terms of the Combination Agreement, which has been entered into between Telia and Sonera. The Combination Agreement sets out the terms and conditions to the Exchange Offer and the timing thereof. It also contains certain mutual representations and warranties as well as termination rights in certain circumstances. The Combination Agreement prescribes consummation of the Exchange Offer by December 31, 2002 at the latest.

Preliminary Timetable

The offering document and listing particulars for the newly issued shares of Telia will be prepared as promptly as practicable and are intended to be distributed to holders of shares and warrants in Sonera during the second quarter of 2002. The acceptance period will commence shortly thereafter and is expected to close in June 2002. Settlement is expected to begin, if the Exchange

Offer becomes unconditional, begin at the end of June 2002, subject to any extensions of the Exchange Offer. The Combination Agreement provides for extension of the Exchange Offer in certain circumstances. Settlement may also be postponed. A separate U.S. tender offer document, to be distributed as part of an U.S. offer, will be filed with the U.S. Securities and Exchange Commission.

Preliminary Pro-forma Financial Information - IAS

Basis for preparation

The pro-forma financial information in this section is based on the financial statements of Telia and Sonera for 2000 and 2001, prepared in accordance with International Accounting Standards (IAS).

In addition to Sonera and its subsidiaries, AB Lietuvos Telekomas, UAB Omnitel and Latvijas Mobilais Telefons SIA, jointly owned by Sonera and Telia, have been consolidated as subsidiaries in the combined group, adding approximately SEK 5.7 billion (EUR 620 million) in net sales, SEK 2.7 billion (EUR 288 million) in underlying EBITDA, and SEK 1.2 billion (EUR 126 million) in net interest-bearing debt.

The pro-forma transaction value has been calculated based on Telia's closing share price as of March 19, 2002 (SEK 36.80) and a SEK/EUR exchange rate of
9.0402. Based on Sonera's equity as of December 31, 2001, after conversion to IAS, the transaction creates goodwill in an amount of approximately SEK 19.7 billion (EUR 2.2 billion). Under Telia's accounting principles goodwill is amortised over 20 years.

The final combination of Telia and Sonera will, however, be calculated based on the transaction value and the fair values of Sonera's identifiable assets and liabilities at the date of exchange of control. Therefore, the actual goodwill amount, as well as other balance sheet items, could differ significantly from the preliminary pro-forma financial information presented herein, and in turn affect items in the preliminary pro-forma income statement, such as goodwill amortisation, income from associated companies and income taxes.

Financial information under IAS is unaudited for the combined group and for Sonera.

The preliminary pro forma financial information provided below should not be considered indicative of the actual results of operations or financial position that would have been achieved had Telia and Sonera been a combined company during the relevant periods or on the dates indicated nor should it be considered indicative of future operating results or financial position.

Preliminary Pro-forma Combined Income Statement, Cash Flow and Key Figures

Preliminary pro-forma information         Year ended December 31, 2001           Year ended December 31, 2001
(IAS)                                              SEK million                           EUR million
                                         --------------------------------       -------------------------------
                                            Combined  Sonera        Telia          Combined    Sonera     Telia
                                         preliminary                            preliminary
                                           Pro-forma                              Pro-forma
Net sales                                     83,025     20,241    57,196             8,971     2,187     6,180

Underlying EBITDA (a)                         20,847      5,266    12,915             2,252       569     1,395
EBITDA margin                                    25%        26%       23%               25%       26%       23%

Income from associated companies (b)           4,056     -1,907     6,136               438      -206       663
Non-recurring items                            7,251      6,867       384               783       742        41
Depreciation, amortisation, and              -20,720     -4,165   -13,975            -2,244      -450    -1,510
write-downs

Operating income                              11,434      6,061     5,460             1,229       655       589
Operating margin                                 14%        30%       10%               14%       30%       10%

Income after financial items                   8,032      3,415     4,808               863       369       519

Net income                                     4,599      3,693     1,869               492       399       202
Earnings per share, SEK/EUR                     0.98       4.00      0.62              0.10      0.43      0.07

Cash flow from operating activities           14,012      1,823    10,416             1,514       197     1,125
Capital expenditure                          -22,207     -3,323   -16,922            -2,399      -359    -1,828
Free cash flow (c)                            -8,195     -1,500    -6,506              -885      -162      -703

(a) EBITDA adjusted for income from associated companies and non-recurring items (restructuring/phase-out of larger operations, capital gains/losses, and certain pension obligations).

(b) Includes capital gains/losses related to associated companies.
(c) Post tax, interest and changes in working capital. Free cash flow excluding other investments/divestments

Preliminary Pro forma Combined Balance Sheet and Key Figures

Preliminary pro-forma information               December 31, 2001                    December 31, 2001
(IAS)                                              SEK million                          EUR million
                                           ------------------------------       ------------------------------
                                              Combined   Sonera     Telia          Combined  Sonera      Telia
                                           preliminary                          preliminary
                                             Pro-forma                            Pro-forma
Intangible fixed assets                       51,667      3,060    26,816             5,605     329      2,883
Tangible fixed assets                         65,954     11,971    47,314             7,091   1,287      5,087
Financial fixed assets                        71,057     56,858    20,784             7,640   6,113      2,234
Current non-interest-bearing assets           26,728      5,720    19,966             2,874     615      2,147
Cash and short-term investments               20,771      7,078    13,311             2,233     761      1,431
---------------------------------------------------------------------------------------------------------------
Total assets                                 236,177     84,687   128,191            25,443   9,105     13,782

Shareholders' equity                         121,366     45,697    59,885            13,093   4,913      6,438
Minority interest                              2,793        121       204               300      13         22
Interest-bearing debt                         65,403     32,368    31,482             7,032   3,480      3,385
Other liabilities                             46,615      6,501    36,620             5,018     699      3,937
---------------------------------------------------------------------------------------------------------------
Total equity and liabilities                 236,177     84,687   128,191            25,443   9,105     13,782

Net interest-bearing debt                     36,714     24,881    10,661             3,947   2,675      1,146
Net interest-bearing debt/equity               29.6%      54.3%     17.7%             29.6%   54.3%      17.7%
Net interest-bearing debt/EBITDA                1.8x       4.7x      0.8x              1.8x    4.7x       0.8x


Preliminary Pro-forma Combined Segmental Information

Mobile

                                           December 31, 2001 and Year ended December 31, 2001
---------------------------------------------------------------------------------------------------------------
Preliminary pro-forma           Sweden   Finland (a)     Norway     Denmark Baltic (b)       Total       Telia
information (IAS)                                                                                      Finland

Subscribers                  3,439,000     2,459,783    970,000     288,000    905,000   8,061,783     239,000
 + service providers            74,000        50,245    112,000           0          0     236,245           0

SEK million
Net sales                       11,546        11,226      4,316         731      3,008      30,827         666
Underlying EBITDA                5,132         5,599      1,381        -602      1,203      12,713        -412
EBITDA margin                      44%           50%        32%        -82%        40%         41%        -62%

EUR million
Net sales                        1,248         1,213        466          79        325       3,331          72
Underlying EBITDA                  555           605        149         -65        130       1,374         -45
EBITDA margin                      44%           50%        32%        -82%        40%         41%        -62%

(a) Sonera Finland only
(b) Controlled subscribers

International Carrier

  Preliminary pro-forma              Year ended December 31, 2001            Year ended December 31, 2001
  information (IAS)                           SEK million                             EUR million
---------------------------------------------------------------------------------------------------------------
                                     Net sales    Underlying     Capex      Net sales    Underlying      Capex
                                                    EBITDA                                 EBITDA
  Telia                                  4,636      -1,562       5,037            501        -169          544
  Sonera                                 1,638         410         194            177          44           21
---------------------------------------------------------------------------------------------------------------
  Combined Group                         6,274      -1,152       5,231            678        -125          565


Nordic/Baltic fixed

  Preliminary pro-forma               Year ended December 31, 2001           Year ended December 31, 2001
  information (IAS)                           SEK million                             EUR million
---------------------------------------------------------------------------------------------------------------
                                     Net sales    Underlying    EBITDA      Net sales    Underlying     EBITDA
                                                    EBITDA      margin                     EBITDA       margin
  Sweden                                33,706      11,594         34%          3,642       1,253          34%
  Finland                                7,839       1,718         22%            847         186          22%
  Denmark                                1,204          13          1%            130           1           1%
---------------------------------------------------------------------------------------------------------------
  Total Nordic                          42,749      13,325         31%          4,619       1,440          31%

  Eesti Telefon (a)                      1,703         518         30%            184          56          30%
  Lattelekom (a)                         2,388       1,129         47%            258         122          47%
  Lietuvos Telekomas (b)                 2,740       1,462         53%            296         158          53%
---------------------------------------------------------------------------------------------------------------
  Total Baltic                           6,831       3,109         46%            738         336          46%

(a) Associated company
(b) Subsidiary


Internet and Broadband

                                                            December 31, 2001
 -------------------------------------------------------------------------------------------------------------
   Preliminary pro-forma              Sweden       Finland      Denmark   Lithuania        Latvia     Estonia
   information
 -------------------------------------------------------------------------------------------------------------
   Internet subscribers
   Dial-up                           747,000       227,000       89,000          NA            NA          NA
   ADSL/LAN                          197,000        12,500            -       2,400         6,000      17,000
   CATV                               48,000         4.500       58,000           -             -           -
 -------------------------------------------------------------------------------------------------------------
   Total                             992,000       244,000      147,000       2,400         6,000      17,000
 -------------------------------------------------------------------------------------------------------------
   Other potential broadband
   accesses
   CATV subscriptions              1,378,000       145,000      179,000           -        66,000           -
   Installed broadband               420,000             -      304,000           -             -           -
   connections

Preliminary Pro-forma Financial Information - U.S. GAAP

Basis for preparation

The pro-forma financial information in this section is based on the U.S. GAAP reconciliation notes included in the financial statements of Telia and Sonera for 2000 and 2001.

In addition to Sonera and its subsidiaries, AB Lietuvos Telekomas, UAB Omnitel and Latvijas Mobilais Telefons SIA, jointly owned by Sonera and Telia, have been consolidated as subsidiaries in the combined group, adding approximately SEK 5.7 billion (EUR 620 million) in net sales, SEK 2.7 billion (EUR 288 billion) in underlying EBITDA, and SEK 1.2 billion (EUR 126 million) in net interest-bearing debt.

The pro-forma transaction value has been calculated based on Telia's closing share price as of March 19, 2002 (SEK 36.80) and a SEK/EUR exchange rate of
9.0402. Based on Sonera's equity as of December 31, 2001, after conversion to U.S. GAAP, the transaction creates goodwill in an amount of approximately SEK
19.7 billion (EUR 2.2 billion).

The final combination of Telia and Sonera will, however, be calculated based on the fair values of Sonera's identifiable assets and liabilities at the date of the acquisition. Therefore, the actual goodwill amount, as well as other balance sheet items, could differ significantly from the preliminary pro-forma financial information presented herein, and in turn affect items in the preliminary pro-forma income statement, such as income from associated companies and income taxes.

Financial information under U.S. GAAP is unaudited.

The preliminary pro forma financial information provided below should not be considered indicative of the actual results of operations or financial position that would have been achieved had Telia and Sonera been a combined company during the relevant periods or on the dates indicated nor should it be considered indicative of future operating results or financial position.

Preliminary Pro-forma Combined Income Statement, Cash Flow and Key Figures

Preliminary pro-forma information         Year ended December 31, 2001         Year ended December 31, 2001
(U.S. GAAP)                                        SEK million                          EUR million
                                         --------------------------------     --------------------------------
                                            Combined     Sonera     Telia        Combined    Sonera      Telia
                                         preliminary                          preliminary
                                           Pro-forma                            Pro-forma
Net sales                                     83,025     20,241    57,196           8,971     2,187      6,180

Underlying EBITDA (a)                         21,057      5,266    13,125           2,275       569      1,418
EBITDA margin                                    25%        26%       23%             25%       26%        23%

Income from associated companies (b)           4,038     -1,906     6,118             436      -206        661
Non-recurring items                            6,895      6,858        37             745       741          4
Depreciation, amortisation, and              -19,756     -4,165   -13,973          -2,134      -450     -1,510
write-downs

Operating income                              12,234      6,053     5,307           1,322       654        573
Operating margin                                 15%        30%        9%             15%       30%         9%

Income after financial items                   8,253      2,823     4,658             892       305        503

Net income                                     4,829      3,063     1,766             522       331        191
Earnings per share, SEK/EUR                     1.03       3.31      0.59            0.11      0.36       0.06

Cash flow from operating activities           14,012      1,823    10,416           1,514       197      1,125
Capital expenditure                          -22,207     -3,323   -16,922          -2,399      -359     -1,828
Free cash flow (c)                            -8,195     -1,500    -6,506            -885      -162       -703

(a) EBITDA adjusted for income from associated companies and non-recurring items (restructuring/phase-out of larger operations, capital gains/losses, and certain pension obligations).
(b) Includes capital gains/losses related to associated companies.
(c) Post tax, interest and changes in working capital. Free cash flow excluding other investments/divestments

Preliminary Pro-forma Combined Balance Sheet and Key Figures

Preliminary pro-forma information               December 31, 2001                    December 31, 2001
(U.S. GAAP)                                        SEK million                          EUR million
                                         --------------------------------     --------------------------------
                                            Combined                             Combined
                                         Preliminary     Sonera     Telia     Preliminary    Sonera      Telia
                                           Pro-forma                            Pro-forma
Intangible fixed assets                       53,593      3,060    26,818           5,823       329      2,883
Tangible fixed assets                         65,954     11,971    47,314           7,091     1,287      5,087
Financial fixed assets                        71,359     56,858    21,085           7,672     6,113      2,267
Current non-interest-bearing assets           26,710      5,720    19,948           2,872       615      2,145
Cash and short-term investments               20,771      7,078    13,311           2,233       761      1,431
---------------------------------------------------------------------------------------------------------------
Total assets                                 238,387     84,687   128,476          25,691     9,105     13,813

Shareholders' equity                         121,933     45,697    58,526          13,164     4,913      6,292
Minority interest                              2,793        120       204             300        13         22
Interest-bearing debt                         65,403     32,368    31,482           7,032     3,480      3,385
Other liabilities                             48,258      6,502    38,264           5,195       699      4,114
---------------------------------------------------------------------------------------------------------------
Total equity and liabilities                 238,387     84,687   128,476          25,691     9,105     13,813

Net interest-bearing debt                     36,714     24,881    10,661           3,947     2,675      1,146
Net interest-bearing debt/equity               29.4%      54.3%     18.2%           29.4%     54.3%      18.2%
Net interest-bearing debt/EBITDA                1.7x       4.7x      0.8x            1.7x      4.7x       0.8x

Telia in brief

Telia is the Nordic leader in telecommunications. Over the past year, the Group has been streamlined to focus on the core business and make the company more flexible. Its core business is the development and marketing of services in mobile communications, broadband and Internet, international carrier operations and fixed networks.

Telia is listed on the Stockholm Exchange. Sales in 2001 totalled SEK 57,196 million and the company had approximately 17,000 employees at the end of the year.


Telia Mobile

Telia is the only mobile operator with mobile networks and services in Sweden, Norway, Denmark and Finland. Through partly owned companies in Estonia, Latvia, Lithuania and Russia, Telia is the largest mobile operator in the Nordic countries and the Baltic area, with a customer base of more than 5.6 million customers. Telia has launched GPRS in Sweden, Norway, Finland and Denmark, and also has access to UMTS licenses in all of these countries.


Telia Internet Services

Telia offers a large range of Internet accesses based on various technologies, such as IP-VPN, ISDN, ADSL, cable TV and fiber-LAN. In addition, Telia offers services and applications in areas such as security, hosting and e-commerce. The number of broadband customers is growing substantially among Telia's more than 1 million Internet customers.


Telia International Carrier

Telia has its own network platform, the Viking Network, which is an 18,000 km fiber-optic network in the United States and 16,000 km in Europe. The networks are linked by the TAT-14 Atlantic cable, which is partly owned by Telia. The Viking Network is a high-quality fiber-based backbone network equipped with wavelength technology, which enables Telia to offer services like infrastructure, capacity, and transport of IP traffic, telephony and joint localisation. Telia International Carrier has a distinct presence in Central and Eastern Europe, where it has been established in recent years as one of the most important players in the market.


Telia Networks

Telia offers fixed network capacity and fixed telephony, both as a wholesaler and a retailer with a focus on the Swedish market, but also in other markets in the Nordic and Baltic regions. Through further development of fixed telephony and data communications services, as well as of the IP infrastructure, Telia believes it will secure its position as the market leader in fixed telecommunications services in Sweden.

Sonera in brief

Sonera Corporation (HEX: SRA, NASDAQ: SNRA) is a leading provider of mobile and advanced telecommunications services. Sonera is growing as an operator, as well as a provider of transaction and content services in Finland and in selected international markets. The company also offers advanced data solutions to businesses, and fixed network voice services in Finland and neighboring markets. In 2001, Sonera's revenues totaled EUR 2.2 billion, and profit before extraordinary items and taxes was EUR 0.45 billion. Sonera employs about 10,000 people


Mobile communications

One of Sonera's core business areas is mobile communications. Sonera has nearly
2.5 million mobile subscribers, and with its market share of over 60%, the company is the leading mobile service provider in Finland. Sonera has a GSM and GPRS network operating throughout Finland, and at the beginning of 2002 the company also opened its 3G network (UMTS, Universal Mobile Telephone System). Sonera will launch commercial UMTS services in Finland on September 26, 2002. In addition, Sonera has made investments in GSM operators in other countries, e.g. in Turkey, Russia and the Baltic States. Sonera's associated companies had a total of 15.5 million customers at the end of 2001.


Fixed network business

Sonera focuses strongly on the development of fixed network broadband data services. Sonera provides its business and public sector customers with solutions combining telecommunications and information technology, e.g. voice, mobile, data, media and telecommunications systems.

Sonera has more than 500,000 fixed-network consumer customers in eastern and northern Finland. In addition to local calls, the company is one of Finland's leading providers of long distance and international calls. The company provides broadband services to both business and consumer customers. The ADSL broadband services cover the whole of Finland.


Service businesses

Sonera develops services and applications supporting service development in many different areas of telecommunications. The focus is on mobility and the provision of services to the customer independent of time, place and terminal. Sonera Plaza is Finland's leading web medium with over 1.5 million unique visitors per month. The number of Sonera Internet subscriptions was about 244,000 at the end of the year. Sonera Zed provides entertainment, communications and information services to users of wireless devices in many countries, including Finland, Germany, Italy, The Philippines and the UK. Sonera Juxto offers mobility-enhancing communications, information technology and application services to businesses in Finland and Sweden. The company specialises in applications used in business processes. Sonera SmartTrust, headquartered in Stockholm, is a software company that specialises in service platforms used in managing and securing wireless and Internet services. Its customer base is made up of about 75 mobile operators as well as financial institutions and trust centres.

Forward-Looking Statements

This press release contains forward-looking statements. Statements that are not strictly historical statements, including statements about Telia's and Sonera's beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The forward-looking statements in this release include, but are not limited to, statements addressing the following subjects: expected timing of the merger; future financial and operating results; actions to be taken by the combined company following the merger; and the timing and benefits, including synergy benefits, of the merger.

The following factors, among others, could cause results to differ materially from those described in the forward-looking statements: inability to obtain, or meet the conditions imposed for, regulatory approvals for the merger; the failure of the shareholders of Telia to approve the capital increase necessary to implement the transaction, the failure of the minimum tender condition, or the failure of other conditions to the offer; the risk that the businesses will not be integrated successfully and that the expected synergies and cost savings will not be achieved; and other economic, business, competitive and/or regulatory factors affecting the businesses of Telia and Sonera generally, including factors affecting the market for telecommunications services.

More detailed information about such economic, business , competitive and/or regulatory factors are set forth in Sonera's filings with the U.S. Securities and Exchange Commission including Sonera's registration statement on Form F-3 filed with the SEC on November 9, 2001.



Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.


Additional Information

Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the "SEC"). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC's web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland.
Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.